UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-38265

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
nVent Management Company Retirement Savings and Investment Plan
nVent Management Company
1665 Utica Avenue South, Suite 700
St. Louis Park, Minnesota 55416

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
nVent Electric plc
The Mille, 1000 Great West Road, 8th Floor (East)
London, TW8 9DW
United Kingdom

NVENT MANAGEMENT COMPANY RETIREMENT SAVINGS AND INVESTMENT PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CROWE LLP)	1
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (DELOITTE & TOUCHE LLP)	2
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500 —	11
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2025	12

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of the
nVent Management Company Retirement Savings and Investment Plan
Minneapolis, Minnesota
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of nVent Management Company Retirement Savings and Investment Plan (the "Plan") as of December 31, 2025, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental Form 5500, Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of nVent Management Company Retirement Savings and Investment Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Crowe LLP
We have served as the Plan's auditor since 2026.
New York, New York
June 23, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
nVent Management Company Retirement Savings and Investment Plan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of nVent Management Company Retirement Savings and Investment Plan (the "Plan") as of December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Emphasis of Matter
As discussed in Note 1 to the financial statements, effective December 31, 2024, the Trachte, LLC 401(k) Plan, the Parkline, Inc. Delaney Road Facility 401(k) Plan and the Parkline, Inc. 401(k) Plan were merged into the Plan. The assets and liabilities of the respective plans were merged into the Plan as of the respective merger dates. Our opinion is not modified with respect to this matter.
/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 24, 2025
We began serving as the auditor of the Plan in 2020. In 2024 we became the predecessor auditor.

NVENT MANAGEMENT COMPANY RETIREMENT SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2025 and 2024

	2025	2024
ASSETS:
Participant-directed investments — at fair value	$664,873,532	$721,636,255
Receivables
Notes receivable from participants	6,249,753	7,304,058
Employee contributions	—	7,656
Employer contributions	—	5,257
Total receivables	6,249,753	7,316,971
Total assets	671,123,285	728,953,226
NET ASSETS AVAILABLE FOR BENEFITS	$671,123,285	$728,953,226
See accompanying notes to financial statements.

NVENT MANAGEMENT COMPANY RETIREMENT SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2025

CONTRIBUTIONS:
Employee	$33,325,308
Employer	17,263,151
Rollover	7,666,153
Total contributions	58,254,612

INVESTMENT INCOME:
Interest and dividend income	2,989,990
Net appreciation in the fair value of investments	116,238,735
Total investment income	119,228,725

Interest income on notes receivable from participants	538,090

DEDUCTIONS:
Distributions to participants	95,530,193
Administrative expenses	148,397
Total deductions	95,678,590

CHANGE IN NET ASSETS BEFORE PLAN TRANSFERS	82,342,837

PLAN TRANSFERS OUT (Note 1)	(140,172,778)
CHANGE IN NET ASSETS	(57,829,941)
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	728,953,226
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$671,123,285
See accompanying notes to financial statements.

Notes to financial statements
As of December 31, 2025 and 2024 and for the year ended December 31, 2025

1.DESCRIPTION OF THE PLAN
The following description of the nVent Management Company Retirement Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.
General Information — The Plan was established on January 1, 2019. The Plan is a defined contribution plan with a cash or deferred arrangement described in Internal Revenue Code ("IRC") Section 401(k). With certain exceptions, the Plan covers employees of U.S. subsidiaries of nVent Electric plc ("nVent" or the "Company") who have attained age 18, although such employees must have one year of service before becoming vested in employer matching contributions. nVent Management Company is a subsidiary of the Company, and is the Plan sponsor as well as Plan administrator. Fidelity Management Trust Company ("Fidelity") is recordkeeper and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.
Effective December 31, 2024, the Trachte, LLC 401(k) Plan (the "Trachte Plan"), the Parkline, Inc. Delaney Road Facility 401(k) Plan and the Parkline, Inc. 401(k) Plan (collectively the "Parkline Plans") were merged into the Plan with the participants 100% vested. Effective January 1, 2025, current employees of Trachte, LLC and Parkline, Inc. became covered by the Plan. Empower Trust Company LLC and Alerus Financial, N.A. held the assets of the Trachte Plan and the Parkline Plans, respectively, for the period from January 1, 2025 through January 15, 2025 until the funds transfer occurred.
Effective January 30, 2025 (the "Closing Date"), nVent completed the sale of its Thermal Management business, including nVent Thermal LLC ("Thermal"), to BCP VI Summit Holdings LP (the "Acquirer"). Effective immediately following the Closing Date and pursuant to a transition services agreement, Thermal was a participating employer in the Plan and Thermal employees remained participants or were eligible to participate in the Plan until June 30, 2025. All accounts of Thermal employees, amounting to $140,172,778, were transferred, in a trustee-to-trustee transfer, to a qualified defined contribution plan designed by the Acquirer in 2025.
Participation — Participation for regular full-time employees may commence effective with the date of hire, provided that the employee is at least age 18. Participation for regular part-time employees may commence effective the first day of the month coinciding with or next following twelve months after the date of hire, provided that the employee is at least age 18. Participants may contribute up to 50% of their eligible compensation as defined by the Plan document, consisting of pre-tax and/or Roth 401(k) contributions. Participants may also contribute up to 15% of their eligible compensation, subject to certain annual dollar limitations, on a post-tax basis, for a combined limit of 65% of eligible compensation. Combined pre-tax and Roth 401(k) employee contributions are also subject to the IRC Section 402(g) limitation of $23,500 for 2025. Employees who will be age 50 or older are permitted to make additional catch up contributions to the Plan up to the IRC limitation of $7,500 for 2025.
The Plan has an automatic enrollment feature for new employees at a rate of 5% of pre-tax eligible compensation with an automatic annual increase of 1% per year until the participant reaches a deferral rate of 10%. Employees can opt-out of automatic enrollment and automatic annual increase at any time. As of January 1, 2024, pursuant to the applicable collective bargaining agreement, the automatic enrollment feature does not apply to employees of ILSCO LLC who are covered by a collective bargaining agreement.
Employee contributions are matched at the rate of 100% of the first 5% of eligible compensation that is contributed to the Plan by a participant related to pre-tax or Roth 401(k) contributions. Employer contributions are made on a pre-tax basis. Pursuant to the applicable collective bargaining agreement, employees of ILSCO LLC who are covered by a collective bargaining agreement are not eligible for matching contributions.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions and Plan earnings, and charged with withdrawals and allocations of Plan losses and administrative expenses. The benefit to which a participant is entitled under the Plan is the value of the participant's vested account.
Investments — Participants direct the investment of their account into various investment options offered by the Plan and may change investments and transfer amounts daily. The Plan currently offers various investment alternatives to Plan participants, consisting of corporate stock, mutual funds, common/collective trusts and stable value funds. Participants may also direct their investments through a trustee sponsored brokerage account, which offers the option to invest in a variety of individual stocks and mutual funds. Participants cannot allocate more than 25% of their contributions into the

Notes to financial statements
As of December 31, 2025 and 2024 and for the year ended December 31, 2025
Company’s ordinary shares. Investment management fees are charged against 401(k) trust earnings before such earnings are allocated to participant accounts.
Notes receivable from participants — Loans for any reason are allowed under the Plan. The interest rate charged is prime rate plus 1% at the time funds are borrowed. The maximum maturity of the loans is five years (15 years for loans to purchase a primary residence). The minimum loan amount is $1,000, and the maximum is the lesser of 50% of the vested account balance or $50,000. Due to transfers of notes receivable from participants related to plan transfers, certain loans outstanding as of December 31, 2025 and 2024 may bear interest at rates higher than the prime rate plus 1% and have an original maturity greater than 15 years. Pursuant to the applicable collective bargaining agreement, an employee of ILSCO LLC who is covered by a collective bargaining agreement is not eligible to take a loan from his or her participant account.
Vesting — Participants are vested immediately in all elective deferral, after-tax, rollover, and discretionary contributions, plus actual earnings thereon. All matching contributions are 100% vested upon completion of one year of service.
Administrative Expenses — Administrative expenses of the Plan are paid in part by the Plan sponsor and the participants as provided in the Plan document.
The Plan has a revenue-sharing agreement whereby certain investment managers return a portion of the investment fees to the recordkeeper to offset the Plan's administrative expenses. Future Plan expenses can be paid from any excess remaining revenue sharing amounts. During 2025, there were no Plan administrative expenses paid from this unallocated account. The Plan held undistributed administrative revenues of $218,529 and $136,564 at December 31, 2025 and 2024, respectively.
Payment of Benefits — Upon severance from service for any reason, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested account balance. Some participants can also elect annual installments over a term-certain period.
Hardship Withdrawals — Hardship withdrawals are available for immediate and heavy financial need up to the amount of pre-tax and Roth 401(k) contributions and earnings thereon. Hardship withdrawals can occur any time with a maximum of two per calendar year.
Forfeitures — When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. The plan document permits the use of forfeitures to either reduce future employer contributions or to pay Plan administrative expenses for the plan year. As of December 31, 2025 and 2024, forfeited nonvested accounts totaled $29,863 and $20,108, respectively. During the year ended December 31, 2025, employer contributions were reduced by $219,698 as a result of the forfeited nonvested accounts.
Subsequent Events — Subsequent events are evaluated through June 23, 2026, the date the financial statements are issued. Effective January 1, 2026, the following entities became participating employers in the Plan, and their employees were eligible to participate in the Plan: nVent Enclosures System – Chattanooga LLC, Central Electric Manufacturing Company LLC, The Calvert Company LLC, Critical Power Equipment & Solutions, Inc., CGIT Systems LLC, nVent Enclosures Systems LLC, Powergrid Solutions LLC and Atkinson Industries LLC. Effective March 31, 2026, the Plan was amended to merge the WASP Critical Power Solutions 401(k) Plan into the Plan. Effective April 1, 2026, the Plan was amended to receive a plan-to-plan transfer of accounts from the Avail Infrastructure Solutions Retirement Savings Plan. The combined related participants and plan assets of approximately $56,800,000 were transferred to the Plan.
2.SIGNIFICANT ACCOUNTING POLICIES
Basis of accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and uncertainties
The Plan provides various investment options to its participants, including corporate stock, mutual funds, common/collective trusts and stable value funds. Participants may also direct their investments through a trustee sponsored

Notes to financial statements
As of December 31, 2025 and 2024 and for the year ended December 31, 2025 brokerage account, which offers the option to invest in a variety of individual stocks and mutual funds, etc. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants' account balances and the amounts reported in the financial statements.
Concentration of investments
At December 31, 2025 and 2024 the Plan's investment in the Fidelity Growth Company Commingled Pool was $118,237,299 and $157,592,045, respectively and represented 17.8% and 21.8%, respectively of the Plan's total investments at fair value.
Investment valuation and income recognition
The Plan's investments are stated at fair value. Accounting guidance related to fair value measurements, which establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements (see note 3). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation in the fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at year end.
Notes receivable from participants
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Contributions
Contributions to the Plan from participants and from the Company are recorded in the period that payroll deductions are withheld from Plan participants.
Excess Contributions Payable
The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no excess contributions due to participants as of December 31, 2025 and 2024.
Payment of benefits
Benefit payments to participants are recorded upon distribution. There were no participants, who elected to withdraw from the Plan, but had not yet been paid at December 31, 2025.
3.FAIR VALUE MEASUREMENTS
The Plan's estimates of fair value for financial assets are based on the framework established in the fair value accounting guidance. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Notes to financial statements
As of December 31, 2025 and 2024 and for the year ended December 31, 2025
Certain investments are measured at fair value on a recurring basis in the statements of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:
Mutual funds, ordinary shares and other investments — These investments are classified as Level 1 and consist of various publicly-traded money market funds, mutual funds, ordinary shares and other investments. Ordinary shares are valued at the closing price reporting on the active market on which the securities are traded on the last business day of the Plan year. Shares of registered investment companies, consisting of mutual funds, are valued at quoted market prices and are actively traded.
Self-directed brokerage account — Consists primarily of the following investments: (1) mutual funds, which are valued at quoted market prices and are actively traded; (2) a variety of ordinary shares, which are valued at the closing price reporting on the active market on which the securities are traded on the last business day of the Plan year; and (3) cash and cash equivalents, which approximate fair value due to their short term nature.
Common/collective trusts — These investments consist of various other collective investment trust funds. The underlying investments in these collective investment trust funds primarily include intermediate and long-term debt securities, corporate debt securities, equity securities and fixed income securities. The overall fair value of the common/collective trusts are valued at net asset value ("NAV"), which is based on the fair value of the underlying securities owned by the fund and divided by the number of shares outstanding. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. There are no unfunded commitments within these trusts, and participant-directed withdrawals may be made at any time without penalty, regardless of their frequency or amount.
Stable value fund — A collective trust fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the NAV of units of the bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to confirm that securities liquidations will be carried out in an orderly business manner. There are no unfunded commitments within this trust.
In accordance with GAAP, investments measured at NAV as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the following tables are intended to permit reconciliation to the amount presented in the statements of net assets available for benefits.
The fair values of the Plan's investments measured at fair value on a recurring basis and their respective level within the fair value hierarchy was as follows:

	December 31, 2025
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
nVent Electric plc ordinary shares	$29,922,559	$—	$—	$29,922,559
Interest-bearing cash	6,535,153	—	—	6,535,153
Mutual funds	61,546,377	—	—	61,546,377
Self-directed brokerage accounts	12,459,694	—	—	12,459,694
Net investments in fair value hierarchy	110,463,783	—	—	110,463,783
Investments valued at NAV- common/collective trusts				534,622,765
Investments valued at NAV- stable value fund				19,786,984
Total investments at fair value	$110,463,783	$—	$—	$664,873,532

Notes to financial statements
As of December 31, 2025 and 2024 and for the year ended December 31, 2025

	December 31, 2024
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
nVent Electric plc ordinary shares	$25,843,927	$—	$—	$25,843,927
Interest-bearing cash	6,857,330	—	—	6,857,330
Mutual funds	89,267,540	—	—	89,267,540
Self-directed brokerage accounts	12,226,496	—	—	12,226,496
Net investments in fair value hierarchy	134,195,293	—	—	134,195,293
Investments valued at NAV- common/collective trusts				559,302,092
Investments valued at NAV- stable value fund				28,138,870
Total investments at fair value	$134,195,293	$—	$—	$721,636,255
4.FEDERAL INCOME TAX STATUS
The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated April 24, 2024, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Although the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2025 and 2024, the Company has analyzed the tax positions by the Plan and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2022.
5.EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are common/collective trusts and stable value funds managed by Fidelity, and shares of mutual funds managed by Fidelity Investments Institutional Operations Company LLC, an affiliate of Fidelity. Fidelity is the trustee and recordkeeper as defined by the Plan. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Administrative revenues arise when investment managers return a portion of the investment fees to Fidelity to offset the administrative expenses. Any excess resulting from this revenue sharing remains in an unallocated account from which future Plan expenses can be paid. During 2025, there were no Plan administrative expenses paid from this unallocated account. The Plan held undistributed administrative revenues of $218,529 and $136,564 at December 31, 2025 and 2024, respectively. The Plan paid administrative fees of $139,431 to Fidelity and $8,966 to Empower Trust Company LLC and Alerus Financial, N.A. for the year ended December 31, 2025.
At December 31, 2025 and 2024, the Plan held 293,407 and 379,117 ordinary shares of nVent, the parent of the sponsoring employer, with a cost basis of $5,227,845 and $6,380,017, respectively. During the year ended December 31, 2025, purchases of shares by the Plan totaled $1,839,451 and sales and transfers of shares by the Plan totaled $7,610,668, respectively. During the year ended December 31, 2025, the Plan recorded dividend income of $233,723 with respect to the ordinary shares of nVent.
Participant loans also qualify as party-in-interest transactions and amounted to $6,249,753 and $7,304,058 at December 31, 2025 and 2024, respectively.
6.PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

Notes to financial statements
As of December 31, 2025 and 2024 and for the year ended December 31, 2025
7.RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
As of December 31, 2025 and 2024, reconciliation of net assets available for benefits per the financial statements to the Form 5500 was as follows:

	2025	2024
Net assets available for benefits per the financial statements	$671,123,285	$728,953,226
Less: Cumulative deemed distributions of participant loans	(170,016)	(347,005)
Net assets available for benefits per Form 5500	$670,953,269	$728,606,221
For the year ended December 31, 2025, reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 was as follows:

2025
Change in net assets available for benefits per the financial statements	$82,342,837
Add: Change in 2024 cumulative deemed distributions of participant loans	347,005
Less: Change in 2025 cumulative deemed distributions of participant loans	(170,016)
Change in net assets available for benefits per Form 5500	$82,519,826

*    *    *    *    *    *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
REQUIREMENTS OF FORM 5500

NVENT MANAGEMENT COMPANY RETIREMENT SAVINGS AND INVESTMENT PLAN			(EIN: 82-3123161)
			(Plan #001)
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2025

Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Description	Cost	Current value
COMMON/COLLECTIVE TRUSTS:
Vanguard Fiduciary Trust	Target Retirement Income Trust II	Common/collective trust	*	$4,375,227
Vanguard Fiduciary Trust	Target Retirement 2020 Fund Trust II	Common/collective trust	*	8,822,667
Vanguard Fiduciary Trust	Target Retirement 2025 Fund Trust II	Common/collective trust	*	32,007,275
Vanguard Fiduciary Trust	Target Retirement 2030 Fund Trust II	Common/collective trust	*	58,925,156
Vanguard Fiduciary Trust	Target Retirement 2035 Fund Trust II	Common/collective trust	*	62,192,328
Vanguard Fiduciary Trust	Target Retirement 2040 Fund Trust II	Common/collective trust	*	36,550,068
Vanguard Fiduciary Trust	Target Retirement 2045 Fund Trust II	Common/collective trust	*	47,793,850
Vanguard Fiduciary Trust	Target Retirement 2050 Fund Trust II	Common/collective trust	*	45,329,388
Vanguard Fiduciary Trust	Target Retirement 2055 Fund Trust II	Common/collective trust	*	30,885,900
Vanguard Fiduciary Trust	Target Retirement 2060 Fund Trust II	Common/collective trust	*	17,810,501
Vanguard Fiduciary Trust	Target Retirement 2065 Fund Trust II	Common/collective trust	*	6,116,518
Vanguard Fiduciary Trust	Target Retirement 2070 Fund Trust II	Common/collective trust	*	1,070,259
Fidelity Management Trust Company(1)	Growth Company Commingled Pool A	Common/collective trust	*	118,237,299
Reliance Trust Company	Legal & General Russell 3000 Fund	Common/collective trust	*	43,154,236
Reliance Trust Company	Legal & General MSCI EAFE Fund	Common/collective trust	*	3,006,026
BlackRock Institutional Trust Co NA	Total Return Bond Fund L	Common/collective trust	*	6,482,458
Loomis Sayles Trust Company, LLC	Small Cap Growth Fund Class C	Common/collective trust	*	11,863,609
Total common/collective trusts				534,622,765
MUTUAL FUNDS
Oakmark	Fund Investor Class	Mutual funds	*	33,907,489
Dodge & Cox	International Stock Fund	Mutual funds	*	10,557,359
Fidelity Investments Institutional Operations Company, LLC(1)	US Bond Index Fund	Mutual funds	*	3,122,023
Victory Capital	Integrity Small Cap Value Fund Class C	Mutual funds	*	7,545,030
The Vanguard Group, Inc.	International Growth Fund Admiral Shares	Mutual funds	*	6,414,476
Total mutual funds				61,546,377
STABLE VALUE FUND
Fidelity Management Trust Company(1)	Managed Income Portfolio II, Class 1	Stable value fund	*	19,786,984
Total stable value funds				19,786,984
INTEREST-BEARING CASH
Vanguard	Federal Money Market	Interest-bearing cash	*	6,535,153
Total interest-bearing cash			*	6,535,153
ORDINARY SHARES			*
nVent Electric plc(1)	Ordinary shares	Common stock	*	29,922,559
Total ordinary shares			*	29,922,559
SELF-DIRECTED BROKERAGE ACCOUNTS			*
Fidelity Brokerage Link(1)	Various investments including common stocks, mutual funds, and money market funds	Self-directed brokerage account	*	12,459,694
NOTES RECEIVABLE FROM PARTICIPANTS, NET OF $170,016 IN DEEMED DISTRIBUTIONS (1)	Interest rates range from 3.25% to 9.50%. Maturity dates range from 2026 to 2040	Participant loan funds	*	6,079,737
TOTAL				$670,953,269
(1)Party-in-interest.
*    Cost information is not required for participant-directed investments and, therefore, is not included.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm - Crowe LLP
23.2	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, nVent Management Company, who administers the nVent Management Company Retirement Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, on June 23, 2026.

nVent Management Company Retirement Savings and Investment Plan
By nVent Management Company

By	/s/ Randolph A. Wacker
Randolph A. Wacker
President and Treasurer